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20008944

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MAR 02 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBRE Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Potter — 214-863-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBRE Capital Advisors, Inc., as of February 27, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY WOODWARD
NOTARY PUBLIC
STATE OF TEXAS
ID#8299780
EXPIRES 12-15-2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
CBRE Capital Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBRE Capital Advisors, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2008.

Los Angeles, California
February 27, 2020

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	8,152,908
Accounts Receivable		387,547
Notes Receivable, net of Unamortized Discount of $286,858		3,617,095
Due from Parent and other affiliates		3,531,163
Prepaid Expense		10,254
Total assets	$	15,698,967

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	66,340
Total liabilities		66,340
Common Stock, $.01 par value per share – 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2019.		1
Additional Paid-In Capital		11,359,979
Accumulated Surplus		4,272,647
Total stockholder's equity		15,632,627
Total liabilities and stockholder's equity	$	15,698,967

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Operations

Year ended December 31, 2019

Revenues:		
Consulting	$	22,170,294
Marketing fees		225,600
Reimbursable expenses		285,740
Total revenues		22,681,634
Expenses:		
Advisory expenses		14,505,472
Regulatory fees		71,370
Shared services fees		5,439,128
Audit fees		65,500
Other		(297,815)
Total expenses		19,783,655
Income before income taxes		2,897,979
Income tax expense		728,274
Net income	$	2,169,705

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

	Common stock				
	Shares outstanding	**Amount**	**Additional paid-in capital**	**Accumulated surplus**	**Total stockholder's equity**
Balance as of December 31, 2018	100	$ 1	10,325,418	4,452,942	14,778,361
Capital contributions from Parent	—	—	1,034,561	—	1,034,561
Dividend distributions to Parent	—	—	—	(2,350,000)	(2,350,000)
Net income	—	—	—	2,169,705	2,169,705
Balance as of December 31, 2019	100	$ 1	11,359,979	4,272,647	15,632,627

See accompanying notes to financial statements.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	2,169,705
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of discount on long-term notes receivable		(338,973)
Issuance of notes receivable		(1,934,381)
Repayment of notes receivable		4,891,770
Expenses paid by Parent		1,034,561
Changes in operating assets and liabilities:		
Accounts receivable		122,728
Due from Parent and other affiliates		(2,376,295)
Prepaid expense		(238)
Accounts payable		(259,344)
Net cash provided by operating activities		3,309,533
Cash flows from financing activities:		
Distributions to Parent		(2,350,000)
Net increase in cash		959,533
Cash at beginning of year		7,193,375
Cash at end of year	$	8,152,908

Supplemental disclosure of noncash financing activities:	
Deemed capital contribution from Parent	1,034,561

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CBRE Capital Advisors, Inc. (the Company) is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and became a registered broker-dealer under the Securities Exchange Act of 1934 in October 2006. The Company, a Delaware corporation, was capitalized in January 2006 as a wholly owned subsidiary of Trammell Crow Company. On December 20, 2006, Trammell Crow Company was acquired by CBRE Group, Inc. (the Parent or CBRE), at which time the Company became a wholly owned subsidiary of CBRE. The Company may engage in the following business activities: (1) selling limited partnerships in primary distributions; (2) offering and facilitating secondary transactions in units of unlisted and privately placed real estate funds; (3) private placement of securities; (4) other investment banking advisory services, which could include: mergers and acquisitions (M&A) advisory services for public and private entities, capital structure advisory services, and other general investment banking advisory assignments; and (5) underwriting in the capacity of providing financial advisory or consulting services in connection with public offerings for which the Company will receive underwriting compensation. The Company does not sell securities to customers.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of these policies.

(b) Cash

The cash account balance is held at a financial institution and periodically exceeds the $250,000 Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of the FDIC insurance coverage.

(c) Revenue Recognition

The Company records revenue from its various sources using the methods indicated below. In determining the method for recognition, the Company considered the terms of the contracts and agreements with its customers, including details of performance obligations and payments terms. The Company also considered the lack of any variable consideration features in the nature of the revenue they receive when concluding that they have no remaining unsatisfied performance obligations in relation revenue recorded during the fiscal year.

i) Consulting Revenue:

Consulting services include the distribution of limited partnership interests, offering and facilitating transactions in units of unlisted real estate funds, the private placement of securities, as well as other investment banking advisory and underwriting services. For each such service, the revenue is recognized on the completion of the contract (or trade date), as the Company believes their performance obligation has been satisfied and the risks and rewards of ownership

have been transferred to the customer and/or the customer has obtained the control and benefit of the service provided.

To the extent payments on such consulting services are due in excess of 12 months, they are deemed to have a significant financing component, and revenue is recorded based on such payment amounts discounted at a rate approximating the implied cost of capital, which was 5% for 2019.

ii) Marketing Revenue:

As noted within "Related-Party Transactions," the Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of registered representatives, in return for an annual fixed fee that is not contingent on subscriptions or investments made by investors. The Company believes that the performance obligation for such services is satisfied over time as the affiliates are receiving and consuming the benefits as they are provided by the Company. As such, fees are recognized pro rata over the performance period as the services are provided.

iii) Reimbursable Revenue:

The Company's contracts with customers allows the Company to receive reimbursement for costs incurred including third party expenses for real estate consulting or valuation, legal, or accounting and other out of pocket expenses such as travel, meals, accommodations, telephone, photocopying, data services, courier and supplies. Such revenues are recognized at that point in time that the expense has been incurred, to the extent the Company elects to seek reimbursement.

(d) Amortization of Discount

Discounts to the face amount of notes receivable are amortized using the straight-line method over the lives of the respective note receivables. The straight-line method approximates the interest method.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB ASC Topic 740-10, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized as income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if the probability of the positions being sustained is more likely than not. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized and changes in recognition of measurement are reflected in the period in which the change in judgment occurs. Based upon the level of historical

(Continued)

taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2019. The federal income tax returns for 2016 to 2018 remain open to examination.

The Company recognizes interest and penalties related to unrecognized tax benefits in other expenses. During the year ended December 31, 2019, the Company did not incur expenses related to interest and penalties.

(f) ***Use of Estimates***

The financial statements have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(g) ***New Accounting Pronouncements***

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016—13, "Measurement of Credit Losses on Financial Instruments" (ASU 2016-13) also referred to as CECL. This standard requirements companies to project an expected credit loss for financial assets based on historical data and current conditions. For public business entities, the guidance is effect for reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact, if any, of ASU 2016-13 on its financial statements.

(3) Related-Party Transactions

The Company has an agreement with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The Company incurred $5,439,128 under this agreement for the year ended December 31, 2019, which was comprised of costs as follows:

Compensation:	$4,452,639
Occupancy:	316,683
Corporate fees: Accounting, IT, Research, Tax, Treasury, Accounts Payable Services	490,919
Other:	178,887
Total:	$5,439,128

CBRE Global Investors, LLC (CBRE Global Investors) is an investment adviser registered with the Securities and Exchange Commission (SEC). The marketing and placement of interests is conducted by certain employees of CBRE Global Investors who are also registered representatives of CBRE Capital

Advisors, pursuant to an agreement between CBRE Global Investors and CBRE Capital Advisors, Inc. The Company provides marketing services for certain CBRE Global Investors' investment funds and supervision of the registered representatives, in return for a fixed fee that is not contingent on subscriptions or investments made by investors. The Company received $225,600 under this agreement for its services for the year ended December 31, 2019.

The Company engaged affiliated companies, CBRE, Inc., CBRE Capital Markets Inc., and CBRE K.K., under separate consulting agreements to provide real estate consulting and/or valuation services for select client engagements. In total, the Company incurred $14,505,472 on 15 separate engagements to these affiliated companies for services provided during the year ended December 31, 2019.

In addition, the Company provided advisory, secondary valuation and/or secondary transaction services to affiliated companies, CBRE K.K. and CBRE Global Investors. In total, the Company received $250,915 on five separate transactions to these affiliated companies for services provided during the year ended December 31, 2019. This amount is presented in Consulting Revenue on the Statement of Operations.

The Company received $1,034,561 in equity contributions from the Parent for certain expenses in the conduct of its business for the year ended December 31, 2019. Such equity contributions are in the form of non-cash equity capital and not in the form of a loan, subordinated or otherwise.

Fees earned from affiliates for services and costs paid to affiliates may not be comparable to those that would be exchanged with unrelated parties.

(4) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2019, the Company had net capital of $8,086,568 for regulatory purposes, which was $7,986,568 in excess of its required net capital of $100,000.

The Company is exempt from the provisions for Rule 15c3-3 under paragraph (k)(2)(i) of the rule because the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of CBRE Capital Advisors, Inc."

(5) Income Taxes

The income tax expense consisted of the following components:

Current:		
Federal	$	608,576
State		119,698
Total current expense	$	728,274

The Company files a consolidated income tax return with the Parent on a calendar year basis, in which there is a tax sharing arrangement existing between the Company and the Parent. The income tax liability generated from the net operating income during 2019 would be expected to be paid by the Parent in the consolidated income tax filings for 2019. Since the Company does not reimburse the Parent for its portion of the consolidated tax liability, the income tax liabilities relating to such have been reflected as a capital contribution in additional paid in capital to the Company in the accompanying financial statements.

(6) Subsequent Events

The Company evaluated events occurring after December 31, 2019 and through February 27, 2020, the date the financial statements were issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. No such subsequent events were identified.

(Continued)

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2019

Total stockholder's equity	$	15,632,627
Deductions and/or charges:		
Nonallowable assets - accounts and notes receivable		7,535,805
Nonallowable assets - prepaid expense		10,254
Net capital	$	8,086,568
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6⅔% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	7,986,568
Ratio of aggregate indebtedness to net capital		0.82%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by CBRE Capital Advisors, Inc. on Form X-17A-5 on January 27, 2020. Accordingly, no reconciliation is deemed necessary.

See accompanying report of independent registered public accounting firm.

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Computation for Determination of the Reserve Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

Schedule III

CBRE CAPITAL ADVISORS, INC.
(A Wholly Owned Subsidiary of CBRE Group, Inc.)
(SEC Identification No. 8-67319)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under the paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedule, "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
CBRE Capital Advisors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by CBRE Capital Advisors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
February 27, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2255*********************MIXED AADC 220
67319 FINRA DEC
CBRE CAPITAL ADVISORS INC
2100 MCKINNEY AVE STE 900
DALLAS, TX 75201-6907

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Potter 214-863-4255

2. A. General Assessment (item 2e from page 2) $ 34022

B. Less payment made with SIPC-6 filed (exclude interest) (30219)
7/30/2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3803

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3803

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $ 3803

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBRE Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 20 20.

President & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 22,681,634

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 22,681,634

2e. General Assessment @ .0015 $ 34,022

(to page 1, line 2.A.)

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBRE Capital Advisors, Inc.:

We have reviewed management's statements, included in the accompanying CBRE Capital Advisors, Inc. Exemption Report (the Exemption Report), in which (1) CBRE Capital Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 27, 2020

INVESTMENT BANKING

CBRE

Scott Potter
President

CBRE Capital Advisors, Inc.
Member FINRA/SIPC

2100 McKinney Avenue, Suite 900
Dallas, TX 75201

214 863 4255 Tel
214 863 3125 Fax

scott.potter@cbrecap.com
www.cbrecap.com

February 27, 2020

KPMG LLP
550 S Hope Street
Suite 1500
Los Angeles, CA 90071

Ladies and Gentlemen:

CBRE Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):
    - Operate pursuant to 17 C.F.R. §240.15c3-3(k)(2)(i) ("Rule (k)(2)(i)").

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct for the year ended December 31, 2019.

Sincerely,

Scott Potter

Scott Potter
President